UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, proceeds by means of the present document to notify the following

RELEVANT EVENT

BBVA has entered into an agreement with the major shareholders of the Turkish bank, Turkiye Garanti Bankasi, A.S. (“Garanti Bank”): (i) the Turkish group
Dogus: Dogus Holding A.S., Dogus Nakliyat ve Ticaret A.S. and Dogus Arastırma
Gelistirme ve Musavirlik Hizmetleri A.S (jointly, “Dogus”) and (ii) the General
Electric group by means of its subsidiaries, GE Capital Corporation and GE
Araştırma ve Müşavirlik Limited Sirketi (jointly, “GE”) for:

I. The acquisition of 24.8902% of the total issued share capital of Garanti
Bank, for a total price of 5,838 MM USD (equivalent to, approximately, a total aggregate amount of 4,195 MM € and a total of 8 Turkish Lira  per share ) (the
“Acquisition”).

The Acquisition shall be structured by means of the two acquisitions described herein below, which effects are interconditional (such that none of acquisitions shall be completed if both are not completed):

(i) BBVA shall purchase from Dogus Holding A.S., 26,418,840,000 shares representing 6.2902% of the share capital of Garanti Bank for a total amount of
2,062 MM USD (equivalent to, approximately, 11.18 Turkish Lira per share); and

(ii) BBVA shall purchase from GE, in total, 78,120,000,000 shares representing
18.60% of the share capital of Garanti Bank for a total amount of 3,776 MM USD
(equivalent to, approximately, 6.92 Turkish Lira per share).

Upon completion of the Acquisition, the shareholding structure of Garanti Bank, assuming no capital increases, would be as follows:

  Percentage of shares
         BBVA             24.8902%
         Doğuş Group      24.8902%
         Others             50.2196%
         Total            100%

Garanti Bank is the second largest private bank in Turkey in terms of assets with the equivalent of €60 Bn in assets as of June 30, 2010. Garanti Bank has approximately 21,000 employees and a commercial network with 837 branches and more than 3,000 cash dispensers. Garanti Bank provides financial services to more than 9.5 million clients in the retail, small and medium entities and large corporations’ market segments. Subsidiaries of Garanti Bank also carry out activities in the following business areas: credit cards and other payment systems, leasing, factoring, brokerage, asset management and pension funds.
Garanti Bank is the largest financial entity in Turkey in terms of market share in the following sectors: loans (14%) and credit cards (18%). Garanti Bank is the third bank in deposits (12.4%).

Garanti Bank also carries out activities in countries other than Turkey, being mainly Romania where Garanti Bank has had a presence since 1998 and where it currently provides financial services both to individuals and companies.

Garanti Bank is a company listed on the Istanbul Stock Exchange with a market capitalization of the equivalent to € 19Bn as of October 29, 2010.

II. The execution of a Shareholders Agreement (“SHA”) with Dogus to co-ordinate the management of Garanti Bank, which will come into force upon the closing of the acquisition of the 24.8902% stake abovementioned and upon termination of the shareholders agreement currently in force between Dogus and the General Electric group. The main features of the SHA are as follows:

1) Corporate Governance

The SHA provides for the joint management of Garanti Bank by both shareholders,
BBVA and Dogus, which together will hold 49.7804% of the share capital. The agreement distinguishes two phases (“Phase I” and ”Phase II”) in the management of the bank, with a step up in rights for BBVA in Phase II:

a) Phase I: In this phase the two shareholders will have the same number of voting rights in the share capital of Garanti Bank, and the corporate bodies will operate as follows:

• The Board of Directors: The Board of Directors of Garanti Bank (the “Board”)
will be composed of 9 members, 4 appointed by each party and the ninth member will be the CEO, appointed by mutual agreement from among the candidates proposed by Dogus. The Chairman of the Board will be elected from among the directors appointed by Dogus. The quorum necessary to convene the meetings will be 6 directors, and decisions will require the favorable vote of at least 6 directors.

• The Credit Committee: The Credit Committee will be composed of 4 members (in addition to the Chief Executive Officer) with each party appointing 2 members.

• The Audit Committee: The Audit Committee will be composed of 2 members with each party appointing 1 member.

• Reserved matters: The SHA provides that for the approval of material decisions relating to Garanti Bank, either at Board or general assembly of shareholders level, prior agreement among the parties will be necessary.

• Voting Rights: In the event that one of the parties acquires further shares during this Phase I, such party will be obliged to offer to the other party the option to acquire, at the same price, half of the shares it has acquired. If the other party chooses not to acquire them, the acquiring party will nevertheless be obliged to grant the other party voting rights over 50% of the shares acquired until the end of this phase. This is intended to ensure that the voting rights of both parties remain equal while in this Phase I.

b) Phase II: Phase II will only commence when any of the following triggering events occur: (i) BBVA exercises its call option to purchase certain shares of
Garanti, as described below, (ii) Dogus sells to BBVA any of the shares in
Garanti Bank that it holds at the time of execution of the SHA, or (iii) the difference between the shareholding of BBVA and Dogus in Garanti Bank exceeds
15% of the bank’s capital for some reasons different than the purchase by BBVA of shares of Garanti Bank from Dogus.

In this Phase II, the SHA grants BBVA broader rights in the appointment of Board members and in the management of Garanti Bank, while Dogus will maintain certain rights according to the level of the stake it maintains in Garanti Bank.

• Board of Directors: the composition of the Board will be determined in proportion to the shareholding that Dogus retains in Garanti Bank as described below:

Dogus Shareholding     Board Composition            Number of Directors
in Garanti Bank
15% or more of the shares 6 of the Directors to be             9
                                elected will be BBVA designees

                                3 of the Directors to be
                                elected will be Dogus designees

In excess of 9.95% of the                                            9
shares and less than 15% of the shares
                         7 of the Directors to be elected
                                will be BBVA designees

                                2 of the Directors to be elected
                                will be Dogus designees

9.95% of the shares         8 of the Directors to be elected     9
                                will be BBVA designees

                                1 of the Directors to be elected
                                will be Dogus designee

Less than 9.95% of the shares All of the Directors to be elected will be designated by BBVA

• So long as Dogus holds at least 15% of the shares in the share capital of
Garanti Bank, the CEO will be jointly selected by BBVA and Dogus from among the candidates proposed by BBVA. If Dogus’ stake falls below 15%, BBVA shall determine the appointment of the CEO.

• So long as Dogus holds at least 15% of the shares in the capital of Garanti
Bank, the Credit Committee will be composed (in addition to the Chief Executive
Officer) of 2 members being appointed by BBVA and 1 member by Dogus.

• In this Phase II, the Chairman of the Board will be chosen from among the candidates proposed by BBVA.

• During Phase II, the quorum and voting majorities for the approval of decisions at Board level will be as per Phase I.

• Reserved matters: Due to Dogus’ shareholding in Garanti Bank, the SHA provides for a list of reserved matters, either at Board or general assembly of shareholders level, that require prior agreement among the parties for the approval of decisions. Where Dogus owns 15% or more of the shares, its agreement will be necessary for the approval of relevant decisions in similar terms as that for Phase I (being among others: changes to the By-laws of Garanti Bank, regulation of the rights under the shares, dividend distribution policy, approval of the annual budget and business plan, capital increases, changing the number of directors on the board of directors or changing its meeting and decision quorums, approving any board compensation plans, appointing the non-board executives of Garanti Bank and its material subsidiaries, with limited exceptions, appointing the directors in the material subsidiaries in the proportion as in the Garanti Bank, approving transactions with related parties and material acquisitions or disposals). Where Dogus’ shareholding in Garanti
Bank is higher than 9.95% but less than 15%, its consent will continue to be required for a number of decisions such as dividend distribution policy, restricting preemptive rights in capital increases, changing rights attached to the shares, the disposal or discontinuance of, or material changes to any line of business or regarding the disposal of significant assets of Garanti Bank.

2) Share Transfers / Adherence to the SHA

• Lock up period: The parties will not be allowed to sell their shares in
Garanti Bank to a third party during the first three years following completion of the Acquisition.

• Right of first offer: If, after the first three years following completion of the Acquisition, one of the parties wishes to sell all or part of its shares to a third party, then the other party will be entitled to a right of first offer over such shares, provided that such party holds at least 10% of Garanti Bank’s share capital. The right of first offer will cease to apply if the selling shareholder owns 50% or more of Garanti Bank’s share capital. The parties are obliged to respect each other’s right of first offer even when they intend to sell the shares through a public offering or a private placement.

• Tag Along Right: If a party sells its shares to a third party, the other party can force the selling party to procure that the third party purchaser purchases the non-selling party’s shares too, on the same terms that the selling party’s shares are sold.

• Adherence to the Agreement: If, after the first three years following completion of the Acquisition, one of the parties sells all or a part of the shares it owns to a third party, it is obliged to procure that such third party adheres to and becomes bound by the provisions of the SHA subject to certain limited exceptions.

• Call Option:

o A call option will be available to BBVA to enable it to call 1% of Garanti
Bank shares from Dogus. The call option may be exercised by BBVA any time from the earlier of:

• the fifth anniversary of the enter into force of the SHA, or

• sale by Dogus of all or part of the shares it owns in Garanti Bank as of the date of the SHA (and not the shares it purchases from third parties within the term of the SHA) to a third party.

o The price for the call is the weighted average market price of Garanti Bank’s shares over the last 30 trading days before the call option exercise notice is delivered.

III. Regulatory consents: Completion of the Acquisition and the entry into force of the SHA, will be conditional, amongst other things, on the obtaining of all necessary regulatory consents from the relevant Turkish, Spanish, European Union and other jurisdictions’ regulatory authorities.

Madrid, November 2, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/02/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative